EXHIBIT 1

SANDELL COMMENTS ON RECENT BOARD CHANGES AT ETHAN ALLEN

Belated and Transparent Attempt to Address Years of Governance Failings Falls Short of Real Change Needed at Ethan Allen

Farooq Kathwari Granted Five-Year Employment Agreement; Represents Continuation of “Imperial CEO” Status Quo

Sandell Launches “Redesign Ethan Allen” Website

New York (October 9, 2015) - Sandell Asset Management Corp. (“Sandell”), a large shareholder of Ethan Allen Interiors Inc. (“Ethan Allen” or the “Company”) (NYSE:ETH), has issued the following statement after reviewing recent announcements by Ethan Allen:

We believe the announcement by Ethan Allen on October 1 of the upcoming retirement of Frank Wisner and Kristin Gamble, two long-tenured Directors who have served on the Board of Directors (the “Board”) for 14 years and 23 years, respectively, is a self-serving and transparent attempt to address but one of the numerous governance failings that we have pointed out at the Company. Notably, this is yet another example of Farooq Kathwari and the Board that he chairs being reactive, not proactive, as this step was taken only after the nomination of Sandell’s highly-qualified and experienced slate of Director candidates and our firm’s public condemnation of what we believe to be the Company’s stale and entrenched Board and other poor governance practices. Shareholders should not be misled by what in our opinion is the Company’s superficial ploy to portray itself as embracing good governance practices – this is clearly too little, too late. To make a home design analogy, we believe these actions are the equivalent of Ethan Allen putting a fresh coat of paint on a house whose walls are cracked and whose foundation is sagging and attempting to pass it off as a new home.

Furthermore, we question the ability of the two new Directors, Domenick Esposito and Tara Stacom, that Ethan Allen has recently appointed to replace these “retiring” Directors, to effectively serve as a counter-weight to the will of Mr. Kathwari. As evidence of our concerns, we note that on October 2, Ethan Allen disclosed that Farooq Kathwari, the Company’s 71-year old Chairman, President and CEO – some of which positions he has held for the last 27 years - was just granted a new employment agreement with a five-year term and two automatic one-year extensions. The Company stated that, “As of September 29, 2015, the Company’s

Compensation Committee approved and the independent members of the Company’s Board of Directors ratified” this employment agreement.

Aside from the length of its term, we are concerned by the narrow metrics in the employment agreement that the Compensation Committee is using to determine Mr. Kathwari’s compensation, namely Adjusted Operating Income and Adjusted Operating Income per share. Furthermore, it is a concern that Mr. Kathwari’s compensation does not appear tied to total shareholder return. As we have previously noted, Ethan Allen had underperformed its peers by a staggering 119% over a 10-year time frame. We believe that a CEO’s compensation should be tied to shareholder returns in order to ensure focus on enhancing shareholder value and proper alignment with shareholder interests.

Fortunately, shareholders of Ethan Allen will soon be offered a choice as to which Directors they want to represent their interests on the Board. In order to further our goal of seeking election of our slate of candidates for the Board of Directors, we have launched a new website entitled “Redesign Ethan Allen,” which is available at www.RedesignEthanAllen.com. We look forward to sharing our views as to how we believe our candidates for the Board can help the Company create value for all shareholders.

About Sandell Asset Management Corp.

Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

Contact:

Sandell Asset Management Corp.

Adam Hoffman, 212-603-5814

Okapi Partners LLC

Bruce Goldfarb, 212-297-0722 or Chuck Garske, 212-297-0724

Sloane & Company

Elliot Sloane, 212-446-1860 or Dan Zacchei, 212-446-1882

Sandell Asset Management Corp., Castlerigg Master Investments Ltd., Castlerigg International Limited, Castlerigg International Holdings Limited, Castlerigg Offshore Holdings, Ltd., Castlerigg Active Investment Fund, Ltd., Castlerigg Active Investment Intermediate Fund, L.P., Castlerigg Active Investment Master Fund, Ltd., Castlerigg

Equity Event and Arbitrage Fund, Thomas E. Sandell (collectively, “Sandell”), Edward Glickman, Kathy Herbert, Richard Mansouri, Annelise Osborne, Ken Pilot and Alex Wolf (collectively with Sandell, the “Participants”), intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy card to be used in connection with the solicitation of proxies from the stockholders of Ethan Allen Interiors Inc. (the “Company”) in connection with the Company’s 2015 annual meeting of stockholders. All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the participants when they become available, as they will contain important information, including additional information related to the participants. When completed, the definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ and at our website at http://www.RedesignEthanAllen.com.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in Exhibit 2 to the Schedule 14A filed by Sandell Asset Management Corp. with the SEC on September 15, 2015. This document can be obtained free of charge from the sources indicated above.